SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 43)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                                  Eve B. Burton
                             The Hearst Corporation
                                959 Eighth Avenue
                            New York, New York 10019
                                 (212) 649-2045


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                            Kathleen L. Werner, Esq.
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000



                               September 23, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

CUSIP No. 422317 10 7                  13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            HEARST BROADCASTING, INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            DELAWARE
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                          65,430,589
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          65,430,589

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          65,430,589

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          70.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                          CO

CUSIP No. 422317 10 7                  13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              HEARST HOLDINGS, INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            DELAWARE
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                          65,430,589
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          65,430,589

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          65,430,589

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          70.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                          CO

CUSIP No. 422317 10 7                  13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             THE HEARST CORPORATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            DELAWARE
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                          65,430,589
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          65,430,589

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          65,430,589

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          70.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                          CO

CUSIP No. 422317 10 7                  13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            CALIFORNIA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                          65,430,589
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          65,430,589

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          65,430,589

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          70.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                             OO (Testamentary Trust)

                                  SCHEDULE 13D


     This Amendment No. 43 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


Item 2. Identity and Background.


     Item 2 is amended as follows:


     Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust. Schedule I also sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings and Hearst Broadcasting and the trustees of the Trust.


Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $8,820,127.26. Hearst Broadcasting used its working capital to make such purchases.


Item 4. Purpose of Transaction.

     Hearst Broadcasting purchased additional Securities, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) As of September 23, 2005, the Reporting Persons owned 23,145,810 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a share-for-share basis. Thereafter, the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst

Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 65,430,589 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 70.4% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of August 31, 2005, provided to the Reporting Persons by the Issuer.


     (c) Since filing Amendment No. 42 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:


       Date     # of Shares      Price per Share ($)   Cost ($)

    7/15/2005            500          24.3600          12,180.00
    7/15/2005          2,200          24.4000          53,680.00
    7/15/2005            800          24.3800          19,504.00
    7/15/2005          1,500          24.3700          36,555.00
    7/15/2005          2,900          24.4200          70,818.00
    7/15/2005          3,400          24.3900          82,926.00
    7/15/2005          2,100          24.4300          51,303.00
    7/15/2005          1,400          24.4800          34,272.00
    7/15/2005            500          24.4700          12,235.00
    7/15/2005          1,500          24.4500          36,675.00
    7/15/2005         10,905          24.5000         267,172.50
    7/18/2005          3,400          24.4500          83,130.00
    7/18/2005          1,500          24.4800          36,720.00
    7/18/2005          2,000          24.5000          49,000.00
    7/18/2005          1,100          24.4900          26,939.00
    7/18/2005            400          24.4200           9,768.00
    7/18/2005          1,300          24.3700          31,681.00
    7/18/2005            200          24.2800           4,856.00
    7/18/2005            700          24.3300          17,031.00
    7/18/2005          5,300          24.3600         129,108.00

       Date     # of Shares      Price per Share ($)   Cost ($)

    7/18/2005          2,700          24.4100          65,907.00
    7/18/2005          1,100          24.4300          26,873.00
    7/18/2005          2,500          24.4000          61,000.00
    7/18/2005            200          24.4600           4,892.00
    7/18/2005          4,577          24.4700         111,999.19
    7/19/2005            200          23.9200           4,784.00
    7/19/2005            600          24.0100          14,406.00
    7/19/2005            900          23.9900          21,591.00
    7/19/2005            800          24.0000          19,200.00
    7/19/2005          3,600          24.0300          86,508.00
    7/19/2005          3,400          24.0400          81,736.00
    7/19/2005          6,300          24.0200         151,326.00
    7/19/2005          2,300          24.0900          55,407.00
    7/19/2005            100          24.1400           2,414.00
    7/19/2005            400          24.2100           9,684.00
    7/19/2005            800          24.2400          19,392.00
    7/19/2005            500          24.3300          12,165.00
    7/19/2005            300          24.2900           7,287.00
    7/19/2005            300          24.2800           7,284.00
    7/19/2005          2,200          24.2500          53,350.00
    7/19/2005          6,500          24.3100         158,015.00
    7/19/2005          1,000          24.4000          24,400.00
    7/19/2005            100          24.4100           2,441.00
    7/19/2005            177          24.4600           4,329.42
    7/20/2005            200          23.7600           4,752.00
    7/20/2005            400          23.7700           9,508.00
    7/20/2005            500          23.8400          11,920.00
    7/20/2005          2,700          23.9500          64,665.00
    7/20/2005            700          23.9400          16,758.00
    7/20/2005          1,600          23.9600          38,336.00

       Date     # of Shares      Price per Share ($)   Cost ($)

    7/20/2005          4,300          23.9100         102,813.00
    7/20/2005            300          23.9300           7,179.00
    7/20/2005          1,400          23.9200          33,488.00
    7/20/2005          1,300          23.8300          30,979.00
    7/20/2005          2,000          23.7500          47,500.00
    7/20/2005            400          23.7400           9,496.00
    7/20/2005            200          23.7800           4,756.00
    7/20/2005            100          23.7900           2,379.00
    7/20/2005          1,200          23.8000          28,560.00
    7/20/2005          1,100          23.8700          26,257.00
    7/20/2005          1,300          23.8800          31,044.00
    7/20/2005          4,400          23.8900         105,116.00
    7/20/2005          6,377          23.9000         152,410.30
    7/21/2005            200          24.1800           4,836.00
    7/21/2005         12,500          24.2500         303,125.00
    7/21/2005            100          24.1600           2,416.00
    7/21/2005          1,600          24.2400          38,784.00
    7/21/2005          1,300          24.2100          31,473.00
    7/21/2005            100          24.0700           2,407.00
    7/21/2005          2,400          24.1000          57,840.00
    7/21/2005            100          24.0900           2,409.00
    7/21/2005            100          23.9300           2,393.00
    7/21/2005            100          23.9200           2,392.00
    7/21/2005          1,200          23.8900          28,668.00
    7/21/2005          1,000          23.8800          23,880.00
    7/21/2005          2,100          23.8300          50,043.00
    7/21/2005            100          23.8200           2,382.00
    7/21/2005            200          23.7900           4,758.00
    7/21/2005            200          23.8000           4,760.00
    7/21/2005            500          23.7500          11,875.00

       Date     # of Shares      Price per Share ($)   Cost ($)

    7/21/2005          5,700          23.8700         136,059.00
    7/21/2005            877          23.9100          20,969.07
    7/22/2005            200          24.0300           4,806.00
    7/22/2005          5,000          24.0400         120,200.00
    7/22/2005          4,400          24.0800         105,952.00
    7/22/2005            500          24.1100          12,055.00
    7/22/2005          5,100          24.0900         122,859.00
    7/22/2005          6,800          24.1000         163,880.00
    7/22/2005          1,300          24.1300          31,369.00
    7/22/2005          1,800          24.1400          43,452.00
    7/22/2005            400          24.1500           9,660.00
    7/22/2005            700          24.2500          16,975.00
    7/22/2005          1,500          24.2400          36,360.00
    7/22/2005          1,200          24.1800          29,016.00
    7/22/2005          1,100          24.1200          26,532.00
    7/22/2005            477          24.1700          11,529.09
    7/25/2005          4,600          24.2300         111,458.00
    7/25/2005          5,200          24.2400         126,048.00
    7/25/2005          1,500          24.2200          36,330.00
    7/25/2005         20,225          24.2500         490,456.25
     8/3/2005          1,050          24.9700          26,218.50
     8/3/2005          8,750          25.0000         218,750.00
     8/3/2005            400          24.9800           9,992.00
     8/3/2005            250          24.9100           6,227.50
     8/3/2005            326          24.9500           8,133.70
     8/8/2005             50          24.9600           1,248.00
     8/8/2005          7,100          24.9700         177,287.00
     8/8/2005          4,000          24.9900          99,960.00
     8/8/2005          7,900          24.9800         197,342.00
     8/8/2005          1,121          24.9500          27,968.95

       Date     # of Shares      Price per Share ($)   Cost ($)

     8/9/2005            100          24.9700           2,497.00
     8/9/2005          2,750          24.9800          68,695.00
     8/9/2005            850          24.9300          21,190.50
     8/9/2005             50          24.9400           1,247.00
     8/9/2005          1,950          24.9600          48,672.00
     8/9/2005            471          24.9900          11,770.29
    9/15/2005            200          25.2100           5,042.00
    9/15/2005          1,900          25.2300          47,937.00
    9/15/2005          3,100          25.2500          78,275.00
    9/15/2005          1,300          25.2200          32,786.00
    9/15/2005            100          25.1700           2,517.00
    9/15/2005            800          25.1300          20,104.00
    9/15/2005            200          25.1400           5,028.00
    9/19/2005          6,200          25.1900         156,178.00
    9/19/2005          1,100          25.1800          27,698.00
    9/19/2005            100          25.1700           2,517.00
    9/19/2005          1,700          25.1400          42,738.00
    9/19/2005          2,200          25.1500          55,330.00
    9/19/2005            200          25.1600           5,032.00
    9/19/2005          1,400          25.2000          35,280.00
    9/19/2005            100          25.2300           2,523.00
    9/19/2005            100          25.2400           2,524.00
    9/19/2005            500          25.2500          12,625.00
    9/19/2005            600          25.2100          15,126.00
    9/19/2005            100          25.2300           2,523.00
    9/20/2005            100          25.2400           2,524.00
    9/20/2005            200          25.1100           5,022.00
    9/20/2005            100          25.1800           2,518.00
    9/20/2005          2,700          25.1200          67,824.00
    9/20/2005            600          25.1400          15,084.00

       Date     # of Shares      Price per Share ($)   Cost ($)

    9/20/2005          1,100          25.1700          27,687.00
    9/20/2005            100          25.1500           2,515.00
    9/20/2005          1,800          25.1300          45,234.00
    9/20/2005            100          25.0600           2,506.00
    9/20/2005            500          25.0900          12,545.00
    9/21/2005          3,100          24.8900          77,159.00
    9/21/2005          1,000          24.9300          24,930.00
    9/21/2005            100          24.9100           2,491.00
    9/21/2005            100          24.9000           2,490.00
    9/21/2005            200          25.0300           5,006.00
    9/21/2005            400          25.0200          10,008.00
    9/21/2005          3,600          25.0700          90,252.00
    9/21/2005          1,600          25.1000          40,160.00
    9/21/2005          6,200          25.1400         155,868.00
    9/21/2005          3,000          25.2100          75,630.00
    9/21/2005          1,400          25.1600          35,224.00
    9/21/2005            400          25.1700          10,068.00
    9/21/2005          1,100          25.1900          27,709.00
    9/21/2005          2,300          25.1800          57,914.00
    9/21/2005            800          25.1500          20,120.00
    9/21/2005            500          25.2000          12,600.00
    9/21/2005            700          25.1200          17,584.00
    9/21/2005          1,000          25.1400          25,140.00
    9/21/2005            600          25.1300          15,078.00
    9/21/2005            200          25.1100           5,022.00
    9/22/2005         20,000          25.0500         501,000.00
    9/22/2005          4,400          25.0100         110,044.00
    9/22/2005          1,000          25.0200          25,020.00
    9/22/2005            600          25.0200          15,012.00
    9/22/2005            400          24.9600           9,984.00

       Date     # of Shares      Price per Share ($)   Cost ($)

    9/22/2005            100          24.9500           2,495.00
    9/22/2005          1,800          25.0000          45,000.00
    9/23/2005            100          24.9800           2,498.00
    9/23/2005            100          24.9600           2,496.00
    9/23/2005            200          24.9300           4,986.00
    9/23/2005            200          24.8900           4,978.00
    9/23/2005            300          24.9000           7,470.00
    9/23/2005            100          24.9400           2,494.00
    9/23/2005         15,300          25.0300         382,959.00
    9/23/2005          4,700          25.0200         117,594.00
    9/23/2005          4,000          25.0500         100,200.00
    9/23/2005          1,000          25.0800          25,080.00
    9/23/2005          1,300          25.1200          32,656.00
    9/23/2005          1,000          25.0000          25,000.00
                     359,233                        8,820,127.26


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). On September 23, 2005, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to 25 million shares of the Issuer (inclusive of the 20 million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.


     In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.

     There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2005



                            HEARST BROADCASTING, INC.


                            By:  /s/ Eve B. Burton
                                 --------------------------------------
                                 Name:   Eve B. Burton
                                 Title:  Vice President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2005



                              HEARST HOLDINGS, INC.


                            By:  /s/ Eve B. Burton
                                 --------------------------------------
                                 Name:   Eve B. Burton
                                 Title:  Vice President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2005


                             THE HEARST CORPORATION


                            By:  /s/ Eve B. Burton
                                 --------------------------------------
                                 Name:   Eve B. Burton
                                 Title:  Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2005


                             THE HEARST FAMILY TRUST


                            By:  /s/ Mark F. Miller
                                 --------------------------------------
                                 Name:  Mark F. Miller
                                 Title: Trustee

                                   SCHEDULE I
                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST


Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst's other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*"). Unless otherwise indicated, all persons identified below are U.S. citizens.

                                 Present Office/Principal
Name                             Occupation or Employment
----                             ------------------------

HEARST
George R. Hearst, Jr.*         Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)     Vice Chairman of the Board, Chairman of Executive
                               Committee, Director

Victor F. Ganzi*               President, Chief Executive Officer, Director

James M. Asher                 Senior   Vice   President,   Chief   Legal   and
                               Development Officer

Anissa B. Balson*              Director

David J. Barrett (1)           Director;   President   and    Chief    Executive
                               Officer:  Hearst-Argyle Television, Inc.

Cathleen P. Black              Senior  Vice  President,   Director;   President:
                               Hearst Magazines Division, Hearst Communications,
                               Inc.

Catherine A. Bostron           Secretary

Eve B. Burton                  Vice President, General Counsel

John G. Conomikes* (2)         Director

Richard E. Deems* (2)          Director

Steven DeLorenzo               Vice President

Ronald J. Doerfler             Senior Vice President, Chief  Financial  Officer,
                               Treasurer, Director

Alfredo Gatto                  Vice  President;  Vice   President  and   General
                               Manager,  Hearst Service  Center Division, Hearst
                               Communications, Inc.

George J. Green                Vice  President;   President:  Hearst   Magazines
                               International  Division,  Hearst  Communications,
                               Inc.

Mark Hasson                    Vice President-Finance

Austin Hearst (1)              Director; Vice President:  Hearst   Entertainment
                               Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*           Director

Stephen T. Hearst (4)          Director; Vice President: San Francisco  Realties
                               Division;   Vice   President,  San  Simeon  Ranch
                               Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)    Director; Partner:  Kleiner,  Perkins, Caufield &
                               Byers

Thomas J. Hughes               Vice President

George B. Irish                Senior   Vice  President,   Director;  President:
                               Hearst      Newspapers      Division,      Hearst
                               Communications, Inc.

Harvey L. Lipton* (2)          Director

Richard P. Malloch             Vice President; President: Hearst Business  Media
                               Group     Administrative     Division,     Hearst
                               Communications, Inc.

Gilbert C. Maurer* (2)         Director

Mark F. Miller*                Director,   Vice    President;   Executive   Vice
                               President:  Hearst  Magazines  Division,   Hearst
                               Communications, Inc.

Bruce L. Paisner               Vice President; Executive Vice President:  Hearst
                               Entertainment      and     Syndication      Group
                               Administrative  Division, Hearst  Communications,
                               Inc.

Raymond J. Petersen*           Director;   Executive  Vice   President:   Hearst
                               Magazines  Division,  Hearst Communications, Inc.

Dionysios Psyhogios            Vice President-Taxes

Virginia Hearst Randt*         Director

Debra Shriver                  Vice President

HEARST BROADCASTING

John G. Conomikes* (2)         President, Director

James M. Asher                 Vice President

David J. Barrett (1)           Vice President,  Director;  President  and  Chief
                               Executive Officer: Hearst-Argyle Television, Inc.

Catherine A. Bostron           Secretary

Eve B. Burton                  Vice President

Ronald J. Doerfler             Vice President, Treasurer

Victor F. Ganzi*               Vice President, Director

Frank A. Bennack, Jr.* (2)     Director

George R. Hearst, Jr.*         Director

William R. Hearst, III* (3)    Director;  Partner: Kleiner,  Perkins, Caufield &
                               Byers

Gilbert C. Maurer* (2)         Director

Dionysios Psyhogios            Vice President-Taxes

Virginia Hearst Randt*         Director


HEARST HOLDINGS

George R. Hearst, Jr.*         Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)     Vice Chairman of the Board, Chairman of Executive
                               Committee, Director

Victor F. Ganzi*               President, Chief Executive Officer, Director

James M. Asher                 Senior   Vice   President,    Chief   Legal   and
                               Development Officer

Anissa B. Balson*              Director

David J. Barrett (1)           Director; President and Chief  Executive Officer:
                               Hearst-Argyle Television, Inc.

Cathleen P. Black              Senior  Vice  President,   Director;   President:
                               Hearst Magazines Division, Hearst Communications,
                               Inc.

Catherine A. Bostron           Secretary

Eve B. Burton                  Vice President, General Counsel

John G. Conomikes* (2)         Director

Richard E. Deems* (2)          Director

Steven DeLorenzo               Vice President

Ronald J. Doerfler             Senior Vice  President, Chief Financial  Officer,
                               Treasurer, Director

Alfredo Gatto                  Vice  President;   Vice  President  and   General
                               Manager,  Hearst Service  Center Division, Hearst
                               Communications, Inc.

George J. Green                Vice  President;  President:   Hearst   Magazines
                               International  Division,  Hearst  Communications,
                               Inc.

Mark Hasson                    Vice President-Finance

Austin Hearst (1)              Director;  Vice President:  Hearst  Entertainment
                               Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*           Director

Stephen T. Hearst (4)          Director; Vice President: San Francisco  Realties
                               Division, The Hearst Corporation; Vice President,
                               San Simeon Ranch  Division, Hearst Holdings, Inc.

William R. Hearst, III* (3)    Director; Partner:  Kleiner,  Perkins, Caufield &
                               Byers

Thomas J. Hughes               Vice President

George B. Irish                Senior   Vice  President,   Director;  President:
                               Hearst      Newspapers      Division,      Hearst
                               Communications, Inc.

Harvey L. Lipton* (2)          Director

Richard P. Malloch             Vice President; President:  Hearst Business Media
                               Group     Administrative     Division,     Hearst
                               Communications, Inc.

Gilbert C. Maurer* (2)         Director

Mark F. Miller*                Director,   Vice    President;   Executive   Vice
                               President:   Hearst  Magazines  Division,  Hearst
                               Communications, Inc.

Bruce L. Paisner               Vice   President;   Executive   Vice   President:
                               Hearst  Entertainment   and   Syndication   Group
                               Administrative  Division,  Hearst Communications,
                               Inc.

Raymond J. Petersen*           Director;  Executive   Vice   President:   Hearst
                               Magazines  Division,  Hearst Communications, Inc.

Dionysios Psyhogios            Vice President-Taxes

Virginia Hearst Randt*         Director

Debra Shriver                  Vice President




---------------------------------
(1)   888 Seventh Avenue, New York, NY 10106

(2)   Self-employed, non-employed or retired

(3)   765 Market Street, #34D, San Francisco, CA 94103

(4)   5 Third Street, Suite 200, San Francisco, CA 94103